Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration No. 333-206086

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated August 14, 2015)

3,167,394 Shares

Common Stock

This Prospectus Supplement No. 4 supplements the prospectus dated August 14, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-206086). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 3,167,394 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on November 20, 2015 was $1.81 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

            (November 23, 2015) (November 20, 2015)

(Date of Report (Date of earliest event reported)

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1235 Radio Road, Suite 110 Redwood City, CA		94065
(Address of principal executive offices)		(Zip Code)

                             (650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

On November 20, 2015, a special meeting of the stockholders of Capnia, Inc., or the Company, was held. The following proposal was submitted to a vote of the Company’s stockholders and approved by the required majorities as indicated by the final tabulations below.

1. To approve, as required by and in accordance with NASDAQ Marketplace Rule 5635(d) (which requires shareholder approval of a transaction other than a public offering involving the sale, issuance, or potential issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock, or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock), the issuance of up to an aggregate of 7,213,689 shares of Capnia’s common stock, consisting of:

(i) 4,402,877 shares of common stock issuable upon the conversion of approximately 8,145.3 shares of Series A Convertible Preferred Stock, of which 2,700.3 were sold at the First Closing (as defined below) and 5,445 are available for sale and issuance at the Second Closing (as defined below) pursuant to the Securities Purchase Agreement dated as of October 12, 2015 as amended by Amendment No. 1 to Securities Purchase Agreement dated October 29, 2015 (the “Securities Purchase Agreement”), for an aggregate purchase price of approximately $8,145,300 and based upon a fixed conversion price of $1.85 per share on an as-converted basis;

(ii) 2,702,704 shares of our common stock (based on the full $10,000,000 investment) issuable upon exercise of Series D Common Stock Purchase Warrants, of which Series D Common Stock Purchase Warrants exercisable for 1,231,082 shares of common stock were sold at the First Closing (as defined in the Securities Purchase Agreement) and Series D Common Stock Purchase Warrants exercisable for 1,471,622 shares of common stock are available for sale and issuance at the Second Closing (as defined in the Securities Purchase Agreement) pursuant to the Securities Purchase Agreement, based on a fixed per share exercise price of $2.46; and

(iii) 108,108 shares of our common stock issuable upon exercise of Common Stock Warrants, of which Common Stock Warrants exercisable for 49,243 shares were issued at the First Closing and Common Stock Warrants exercisable for 58,865 are available for issuance at the Second Closing, based on a fixed per share exercise price of $2.46, issuable to Maxim Group, LLC, as our placement agent, pursuant to the Engagement Letter dated September 17, 2015 (the “Engagement Letter”).

This proposal was approved with 8,372,627 votes for, 214,680 votes against and 2,606 votes abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.

By:	/s/ David O’Toole
David O’Toole Chief Financial Officer

Date: November 23, 2015